Term Sheet
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-VIII dated December 14, 2007*

**Term Sheet No. 1 to
Product Supplement No. 39-VIII
Registration Statement No. 333-130051
Dated December 14, 2007; Rule 433**



Structured Investments	JPMorgan Chase & Co.
	$
	Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the S&P BRIC 40 Index, the Dow Jones U.S. Real Estate Index and the Dow Jones — AIG Commodity Index^{SM} due June 28, 2013

General

- The notes are designed for investors who seek an uncapped return that will not be less than 1.17 or greater than 1.27 times the appreciation of a weighted diversified basket of three domestic and international equity indices and a commodity index at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 20%, be willing to lose up to 80% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 28, 2013[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about December 26, 2007 and are expected to settle on or about December 31, 2007.

Key Terms

Basket:	The notes are linked to a basket consisting of the S&P 500® Index ("SPX"), the S&P BRIC 40 Index ("SBR"), the Dow Jones U.S. Real Estate Index ("DJUSRE") and the Dow Jones — AIG Commodity Index^{SM} ("DJAIG") (each a "Basket Index," and together, the "Basket Indices").
Component Weightings:	The S&P 500 Weighting is 40%, the S&P BRIC Weighting is 20%, the Dow Jones U.S. Real Estate Weighting is 20% and the AIG Commodity Weighting is 20% (each a "Component Weighting," and collectively, the "Component Weightings").
Upside Leverage Factor:	The Upside Leverage Factor will be determined on the pricing date and will not be less than 1.17 or greater than 1.27.
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} \times \text{Upside Leverage Factor})]$$

Your principal is protected against up to a 20% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 20%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + 20\%)]$$

If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you could lose up to $800 per $1,000 principal amount note.

Buffer Amount:	20%, which results in a minimum payment of $200 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level
	Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:

100 x [1 + (S&P 500 Return * S&P 500 Weighting) + (S&P BRIC Return * S&P BRIC Weighting) + (Dow Jones U.S. Real Estate Return * Dow Jones U.S. Real Estate Weighting) + (AIG Commodity Return * AIG Commodity Weighting)]

Each of the S&P 500 Return, the S&P BRIC Return, the Dow Jones U.S. Real Estate Return and the AIG Commodity Return reflects the performance of the respective Basket Index, expressed as a percentage, from its respective closing level on the pricing date to its respective closing level on such trading day. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-VIII.

Ending Averaging Dates[†]:	December 26, 2012, January 25, 2013, February 25, 2013, March 25, 2013, April 25, 2013, May 28, 2013 and June 25, 2013
Maturity Date[†]:	June 28, 2013
CUSIP:	48123MLJ9

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-VIII.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 39-VIII and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-VIII and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today and assuming an Upside Leverage Factor of 1.22, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $45.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $30.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $45.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $50.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-122 of the accompanying product supplement no. 39-VIII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 14, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VIII dated December 14, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-VIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-VIII dated December 14, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005404/e29549_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Upside Leverage Factor. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.17 or greater than 1.27. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS —** Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 20%. If the Ending Basket Level declines by more than 20%, for every 1% decline beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $200 for each $1,000 principal amount note.

- **DIVERSIFICATION AMONG THE BASKET INDICES —** Because the S&P 500® Index makes up 40% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the S&P 500® Index.

  The return on the notes is linked to a basket consisting of the S&P 500® Index, the S&P BRIC 40 Index, the Dow Jones U.S. Real Estate Index and the Dow Jones — AIG Commodity Index^{SM}. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The S&P BRIC 40 Index consists of 40 stocks from the emerging markets of Brazil, Russia, India and China. The Dow Jones U.S. Real Estate Index measures the performance of the real estate sector of the United States equity market. The Dow Jones — AIG Commodity Index^{SM}, which we refer to as the Commodity Index, is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. For additional information about the Basket and each Basket Index, please see "The S&P 500® Index," "The S&P BRIC 40 Index," "The Dow Jones U.S. Real Estate Index" and "The Dow Jones — AIG Commodity Index^{SM}" in the accompanying product supplement no. 39-VIII.

- **CAPITAL GAINS TAX TREATMENT —**You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-VIII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transactions" rules of Section 1260 of the Internal Revenue Code, as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-VIII, or as "contingent payment debt instruments." Moreover, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) recognized by Non-U.S. Holders should be subject to withholding tax; and whether these investments are or should be treated as "constructive ownership transactions." While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

JPMorgan Structured Investments —   TS- 1

Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the S&P BRIC 40 Index, the Dow Jones U.S.

Real Estate Market Index and the Dow Jones — AIG Commodity Index^{SM}

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices (other than the Commodity Index) or the exchange-traded futures contracts included in the Commodity Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-VIII dated December 14, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 20% buffer. Accordingly, you could lose up to $800 for each $1,000 principal amount note that you invest in.

- **THE AVERAGING CONVENTION USED TO CALCULATE THE BASKET RETURN COULD LIMIT RETURNS —** Your ability to participate in the appreciation of the Basket may be limited by the monthly averaging over the last seven months of the term of the notes used to calculate the Basket Return, especially if there is a significant decrease in the level of the Basket near any of the Ending Averaging Dates or if there is significant volatility in the Basket Closing Levels during the term of the notes. Accordingly, you may not receive the benefit of full appreciation of the Basket between each of the Ending Averaging Dates or between the pricing date and the final Ending Averaging Date.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Indices (other than the Commodity Index) or rights that holders of the exchange-traded futures contracts on the commodities underlying the Commodity Index would have.

- **ONE OF THE BASKET COMPONENTS IS LINKED TO THE PERFORMANCE OF THE REAL ESTATE INDUSTRY—** The securities underlying the Dow Jones U.S. Real Estate Index are issued by companies whose lines of business are directly associated with the real estate industry and include real estate investment trusts ("REITs"). The real estate industry is cyclical and has from time to time experienced significant difficulties. In addition, the real estate industry and REITs are affected by a number of factors which may either offset or magnify each other and are set forth in more detail under "Risk Factors" in the accompanying product supplement no. 39-VIII. These difficulties could cause a downturn in the real estate industry generally or regionally and could cause the value of the stocks in the Dow Jones U.S. Real Estate Index and the level of the Dow Jones U.S. Real Estate Index to decline during the term of the notes.

- **ONE OF THE BASKET COMPONENTS, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK —** Because the prices of the equity securities that compose the S&P BRIC 40 Index (the "S&P BRIC") are converted into U.S. dollars for purposes of calculating the value of the S&P BRIC 40 Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the S&P BRIC 40 Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the S&P BRIC 40 Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the S&P BRIC 40 Index will be adversely affected and the payment at maturity, if any, may be reduced.

- **ONE OF THE BASKET COMPONENTS IS LINKED TO THE VALUE OF CERTAIN COMMODITIES FUTURES CONTRACTS, WHICH MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS —** The performance of the Basket is in part determined by the performance of the Dow Jones — AIG Commodity Index^{SM}, which in turn is linked to the value of non-financial commodities. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies may have a larger impact on the value of non-financial commodities than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interest as a holder of the notes in taking any appropriate action that might affect the value of the S&P 500® Index or the notes.

JPMorgan Structured Investments —   TS- 2

Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the S&P BRIC 40 Index, the Dow Jones U.S. Real Estate Market Index and the Dow Jones — AIG Commodity Index^{SM}

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices (other than the Commodity Index);
  - the market price of the physical commodities upon which the futures contracts that compose the Commodity Index are based (the "Index Commodities") or the exchange-traded futures contracts on the Index Commodities.
  - developments in the real estate market;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar, the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, and the correlation between those rates and the level of the S&P BRIC 40 Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Upside Leverage Factor of 1.17. **The Upside Leverage Factor will be determined on the pricing date and will not be less than 1.17 or greater than 1.27.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
160.00	60.00%	70.200%
150.00	50.00%	58.500%
140.00	40.00%	46.800%
130.00	30.00%	35.100%
120.00	20.00%	23.400%
110.00	10.00%	11.700%
105.00	5.00%	5.850%
102.50	2.50%	2.925%
100.00	**0.00%**	**0.000%**
95.00	-5.00%	0.000%
90.00	-10.00%	0.000%
80.00	-20.00%	0.000%
70.00	-30.00%	-10.000%
60.00	-40.00%	-20.000%
50.00	-50.00%	-30.000%
40.00	-60.00%	-40.000%
30.00	-70.00%	-50.000%
20.00	-80.00%	-60.000%
10.00	-90.00%	-70.000%
0.00	-100.00%	-80.000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,058.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.17)] = \$1,058.50$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.

Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 20\%)] = \$900$$

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor receives a payment at maturity of $200 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 20%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 20\%)] = \$200$$

Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the S&P BRIC 40 Index, the Dow Jones U.S. Real Estate Market Index and the Dow Jones — AIG Commodity Index^SM

Historical Information

The following graphs show the historical weekly performance the S&P 500® Index, the Dow Jones U.S. Real Estate Index and the Dow Jones — AIG Commodity Index[SM] from January 4, 2002 through December 7, 2007, and the S&P BRIC 40 Index as well as the Basket as a whole from February 6, 2004 through December 7, 2007. The S&P BRIC 40 Index was officially launched by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), on June 20, 2006, and S&P makes available hypothetical backtested historical data for the weekly performance of the S&P BRIC 40 Index back to February 6, 2004. The graph of the historical Basket performance assumes the Basket level on February 6, 2004 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on December 13, 2007 was 1488.41. The closing level of the S&P BRIC 40 Index on December 13, 2007 was 3241.42. The closing level of the Dow Jones U.S. Real Estate Index on December 13, 2007 was 266.96. The closing level of the Dow Jones — AIG Commodity Index[SM] on December 13, 2007 was 180.966.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $200 per $1,000 principal amount note.

The performance of the S&P BRIC 40 Index prior to June 20, 2006, as well as that of the Basket, is based on hypothetical historical analysis and does not necessarily reflect the future performance of the S&P BRIC 40 Index. The method of calculation used for this back calculation and the method used to determine the S&P BRIC 40 closing level on the pricing date will be done in the same manner.











JPMorgan Structured Investments —   TS- 4

Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the S&P BRIC 40 Index, the Dow Jones U.S. Real Estate Market Index and the Dow Jones — AIG Commodity Index[SM]